FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2005.

Total number of pages: 18

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005 (Unaudited)
(FROM APRIL 1, 2005 TO JUNE 30, 2005) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED

JUNE 30, 2005 (Unaudited)

(FROM APRIL 1, 2005 TO JUNE 30, 2005)

CONSOLIDATED

Released on July 28, 2005

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Scope of consolidation and application of the equity method

(1) The Number of consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries:	90
Number of affiliates accounted for by the equity method:	4

(2) Change in scope of consolidation and application of equity method

  a) Changes from March 31, 2005

Number of subsidiaries newly included in consolidation:	2
Number of subsidiaries excluded from consolidation:	1
Number of affiliates newly accounted for by the equity method:	0
Number of affiliates excluded from accounted for by the equity method:	0

  b) Changes from June 30, 2004

Number of subsidiaries newly included in consolidation:	6
Number of subsidiaries excluded from consolidation:	2
Number of affiliates newly accounted for by the equity method:	0
Number of affiliates excluded from accounted for by the equity method:	3

2. Financial highlights

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Three months ended June 30,		Year ended March 31,
	2005	2004	2005
Net sales	¥122,499	¥112,287	¥485,861
Percent change from the previous period (1)	9.1%	100.8%	75.1%
Operating income	9,602	11,027	53,665
Percent change from the previous period (1)	(12.9)%	113.7%	143.8%
Income before income taxes and minority interests	11,959	13,585	57,290
Percent change from the previous period (1)	(12.0)%	151.8%	191.7%
Net income	8,794	8,508	33,455
Percent change from the previous period (1)	3.4%	85.7%	107.9%
Net income per share, primary	¥123.18	¥127.62	¥479.74
Net income per share, diluted	¥118.33	¥121.20	¥456.58

Notes：

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

71,391,218 shares for the three months ended June 30, 2005

66,670,138 shares for the three months ended June 30, 2004

69,734,952 shares for the year ended March 31, 2005

Qualitative information on business conditions (consolidated)

During the three months ended June 30, 2005, our core business, small precision motors, including HDD motors, progressed remarkably well, taking in vigorous demand. Businesses of mid-size motors, machinery, and electronic and optical components of the group companies, however, recorded a decrease in net sales and operating income as compared to the same period of the previous year due to an inventory adjustment and a sharp rise in material prices, mainly for steel.

Net sales for the three months ended June 30, 2005 increased by ¥10,200 million, or 9.1%, to ¥122,499 million as compared to the same period of the previous fiscal year ended June 30, 2004. Operating income for the three months ended June 30, 2005 decreased approximately ¥1,400 million, or 12.9%, to ¥9,602 million as compared to the same period of the previous fiscal year. During the three months ended June 30, 2005, loss on bad debts from the bankruptcy of Agfa Photo GmbH, slightly exceeding ¥1,000 million was deducted from operating income. In the same period of the previous year, income from reversal of accrued retirement benefit to directors of less than ¥600 million at Sankyo Seiki Mfg. Co., Ltd. was included. Income before provision for income taxes was ¥11,959 million, a decrease of approximately ¥1,600 million as compared to the same period of the previous year, but net income increased by approximately ¥300 million as compared to the same period of the previous fiscal year to ¥8,794 million. In addition to favorable condition of small precision motor segment which is core business of Nidec, this resulted from a decrease in minority interest as a result of a decrease in income of the group companies and a decrease in minority interest as a result of an increase in interest of the Company in the listed group companies.

Net sales increased by ¥10,200 million, or 9.1%, to ¥122,499 million compared to the same period of the previous fiscal year. Consolidated sales of Nidec Corporation and its direct-line subsidiaries increased by ¥15,900 million, which equaled 40% of growth, but in contrast, consolidated sales of the group companies decreased by ¥5,700 million, or approximately 8%. Net sales by business segment are as follows.

Net sales of small precision motors segment increased approximately ¥14,300 million, or 29.6%, to ¥62,745 million as compared to the same period of the previous year. In this business area, sales of products of Nidec Copal and Sankyo Seiki Mfg. decreased by approximately ¥1,100 million and taking this into account, the increase in net sales of Nidec Corporation and its direct-line subsidiaries increased to ¥15,500 million, or a growth rate of 40%. HDD motors largely increased in sales volume by slightly more than 57% and in sales amount by approximately 52% as compared to the same period of the previous fiscal year as they securely linked the increase in demand and our market share along with market expansion to sales results. Taking into account approximately a 2% appreciation in the yen against the dollar compared to the same period of the previous fiscal year, dollar-based sales decreased by less than 2%, while decreasing by slightly less than 4% on yen-based sales. The greatest change in the current term was the shift to down-sizing and the composition ratio of small HDD motors of 2.5-inches or smaller increased by 9% over the past year. Shipment of micro drive motors 1.8-inches or smaller rapidly increased by 4.5 times as compared to the same period of the previous year, but total shipment was only around 6,500,000 units, an increase of approximately 500,000 units as compared to the immediately preceding period due to supply shortages of other HDD component parts. Net sales of other DC motors increased by approximately 14%, as compared to the same period of the previous year, but this resulted from a leveling off in sales of Sankyo Seiki, which accounted for almost half of sales. For Nidec Corporation and its direct-line subsidiaries, high growth continued as sales increased by over 30% and sales volume increased by over 40%. Net sales of fan motors steadily increased by 16.5%, as compared to the same period of the previous fiscal year. In this segment, however, the increase in the sales was secured by an increase in the sales composition of high end products, whose sales prices are high and not by a quantitative increase, which has been the trend from the previous fiscal year.

Net sales of mid-size motors slightly decreased by approximately 4% as compared to the same period of the previous fiscal year, to ¥9,420 million. This was due to the sluggish sales of motors for home appliance air conditioners and industrial use motors. The sluggish sale of industrial use motors was due to weakened capital investments. Only the net sales of automotive motors increased by slightly more than 8% as compared to the same period of the previous fiscal year.

Net sales of machinery decreased by ¥1,250 million as compared to the same period of the previous year, to ¥16,002 million. In this segment, net sales of Nidec Copal largely decreased and all of Nidec-Kyori, Nidec Tosok, and Sankyo Seiki Mfg. slightly decreased in net sales. A decrease in net sales of Nidec Copal was mainly due to laboratory systems for Agfa Photo GmbH.

Net sales of electronic and optical components were ¥28,806 million, a decrease of approximately ¥2,800 million as compared to the same period of the previous fiscal year. In this business area, a revenue decrease was the factor for a decrease in sales of Nidec Copal. Others, for example, Sankyo Seiki Mfg. increased its revenues by slightly less than 2% and Nidec Copal Electronics increased by approximately 6%. Nidec Copal had decreased revenues for shutters, lens units and backlights, affiliated with this business area, due to the impact of inventory adjustment in consumer markets.

Net sales of products classified as others segment increased by approximately ¥300 million to ¥5,526 million as compared to the same period of the previous year. This was due to an increase of approximately ¥400 million in revenues from sales of pivot assemblies, while net sales of Nidec Tosok, mainly consisting of automotive parts slightly decreased.

Operating income for the three months ended June 30, 2005 was ¥9,602 million, a decrease of approximately ¥1,400 million, or 13%, as compared to the same period of the previous fiscal year. Nidec Corporation and its direct-line subsidiaries increased operating income by approximately ¥2,400 million, or 46%, in its core segment as a result of strong sales of small precision motors. On the other hand, the following factors for an income decrease occurred to the group companies and approximately ¥3,900 million of operating income decreased in the three business segment areas of mid-size motors, machinery, and electronic and optical components.

1. For the three companies, Nidec Tosok (automobile components), Nidec Power Motor and Nidec Shibaura, business results continued to deteriorate, following Q4 in the previous fiscal year due to a cost increase caused by a rise in materials prices, focusing on steel and the delay in the shift of increased costs to sales prices. A decrease in operating income of the three companies was ¥1,400 million as compared to the same period of the previous year.

We are devoting ourselves to promoting price increase activities, but while it began to take effect from newly received orders for Q2 in the current fiscal year, we expect a full recovery to profitability will be after Q3 in the current fiscal year.

2. Electronic optical components of Nidec Copal were strongly affected by an inventory adjustment of consumer markets as a consequence of its high market share and semiconductor machinery of Nidec Tosok also slumped and both of them largely decreased operating income as compared to the same period of the previous fiscal year. A decrease of the two companies in this business area was approximately ¥1,100 million.

In this regard, electronic optical components of Nidec Copal turned to a quick recovery from the current second quarter and we have devoted ourselves to improvement in profitability from the semiconductor machinery business of Nidec Tosok.

3. Due to the bankruptcy of Agfa Photo GmbH of Germany (now petitioning for corporate reorganization), which is the purchaser of the laboratory system (photo development and printing system) of Nidec Copal, account receivables of over ¥1,000 million have been amortized in a lump. This was appropriated to extraordinary losses at Nidec Copal, but in our consolidation, this was appropriated to operating expenses pursuant to SEC standards and operating income decreased accordingly.

4. In the results of the same period of the previous year of Sankyo Seiki Mfg., less than ¥600 million for reversal of accrued retirement benefit to directors was included, but in our consolidation, this has been treated as a decrease in operating expenses (increase in operating income) according to SEC standards. This was a factor for a decrease in net income.

It also became a contributing factor that R&D expenses of each company including Nidec’s mid-size motor for automobiles and micro precision motor for HDD increased approximately ¥1,600 million compared to the same period of the previous fiscal year, which brought pressure on current quarterly operating profit in addition to the above mentioned.

Operating income of small precision motors in the three months ended June 30, 2005 was ¥7,486 million, an increase of ¥2,370 million as compared to the same period of the previous year and the operating income ratio increased by 1.4% as compared to the same period of the previous year to almost 12%. For HDD motors, a large increase in income was secured due to the increase in sales of high end products, including 3.5-inch motors for servers and consumer electronics (“CE”) and small products of 2.5-inches or smaller. In addition, income from DC motors and FAN motors also increased. For mid-size motors, in addition to R&D expenses in order to take care of active demand for mid-size motor for automobiles above mentioned, in the midst of a decrease in sales both in home appliances, including air conditioners, and for industrial use, operating loss of ¥600 million was recorded as the higher cost of steel was not fully absorbed, which resulted in a decrease of ¥1,450 million as compared to the same period of the previous year. In machinery, operating income was ¥1,561 million, a decrease of ¥770 million as compared to the same period of the previous fiscal year. Almost half of the losses on bad debts of Nidec Copal and a decrease in income of Nidec Tosok as compared to the same period of the previous year were covered by an income increase in the robot and card reader businesses of Sankyo Seiki Mfg., but the losses were not fully compensated.

Electronic and optical components recorded operating income of ¥1,595 million, but this decreased by ¥1,635 million as compared to the same period of the previous fiscal year. Main factors for the income decrease were the deterioration in profitability from the electronic and optical components business of Sankyo Seiki Mfg. and the aforementioned decrease in income from reversal of accrued retirement benefit to directors as extraordinary income in the same period of the previous fiscal year, just as the aforementioned income decrease due to a decrease in production and sales corresponding to the fluctuation in demand in the shutter market of Nidec Copal. Operating income for the “Others” segment was ¥498 million, which leveled off as in the same period of the previous fiscal year.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	As of June 30,		As of March 31,
	2005	2004	2005
Total assets	¥496,498	¥466,598	¥484,173
Shareholders’ equity	215,525	172,168	207,040
Shareholders’ equity to total assets	43.4%	36.9%	42.8%
Shareholders’ equity per share	¥3,018.81	¥2,459.41	¥2,906.37

Note:

Number of shares issued and outstanding at end of period (consolidated):

71,393,830 shares at June 30, 2005

70,003,901 shares at June 30, 2004

71,236,861 shares at March 31, 2005

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	As of June 30,		As of March 31,
	2005	2004	2005
Net cash provided by operating activities	¥9,792	¥8,056	¥44,333
Net cash used in investing activities	(9,646)	(9,109)	(45,888)
Net cash used in financing activities	112	3,861	(2,494)
Cash and cash equivalents at end of period	¥71,336	¥77,069	¥70,111

Qualitative information on the financial conditions (consolidated)

During the three months ended June 30, 2005, gross assets increased by approximately ¥12,300 million compared to March 31, 2005. Besides increases approximately ¥1,200 million in cash and cash equivalents, inventory assets, tangible assets and other assets also increased. Shareholders’ equity increased by approximately ¥8,500 million as compared to March 31, 2005.

Overview of Cash Flow

The balance of cash and cash equivalents as of June 30, 2005 increased by ¥1,225 million to ¥71,336 million compared to March 31, 2005.

“Cash flow from operating activities” increased by ¥9,792 million as compared to March 31, 2005. Net income including depreciation expense and minority interest in income of consolidated subsidiaries totaled approximately ¥15,100 million. Cash outflow consists mainly of inventory investments of approximately ¥3,700 million and decrease in accrued income taxes of approximately ¥2,600 million.

“Cash flow from investing activities” was ¥9,646 million. The cash outflow consists of the costs of fixed asset acquisitions (capital investment) of approximately ¥10,900 million.

“Cash flow from financing activities” was ¥112 million. The cash inflow consists mainly of increases in short-term borrowing of ¥3,300 million. The cash outflow consists mainly from payment of dividends totaling ¥1,800 million.

Qualitative information on financial forecasts (consolidated)

Financial forecasts for the year ending March 31, 2006 remain unchanged from the previous ones released on April 25, 2005.

Special Note Regarding Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (1) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (2) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (3) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (4) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (5) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

Consolidated balance sheets- Assets

	Yen in millions
	June 30, 2005		March 31, 2005		Inc or Dec	June 30, 2004
Current assets:	¥	%	¥	%	¥	¥	%
Cash and cash equivalents	71,336		70,111		1,225	77,069
Trade notes receivable	17,223		17,351		(128)	17,805
Trade Accounts receivable	112,743		112,568		175	102,698
Inventories:
Finished goods	21,138		18,853		2,285	17,281
Raw materials	14,047		12,688		1,359	13,751
Work in process	14,104		13,009		1,095	14,265
Project in progress	855		964		(109)	957
Supplies and other	3,571		3,448		123	2,920
Prepaid expenses and other current assets	13,990		11,951		2,039	11,797
Total	269,007	54.2	260,943	53.9	8,064	258,543	55.4

Investments and loan receivable:
Marketable securities and other securities investments	18,254		18,495		(241)	19,772
Investments in and advances to affiliates	2,095		1,865		230	2,280
Total	20,349	4.1	20,360	4.2	(11)	22,052	4.7

Property, plant and equipment:
Land	31,838		31,774		64	30,786
Buildings	80,460		79,765		695	78,080
Machinery and equipment	185,201		178,594		6,607	168,091
Construction in progress	6,896		6,687		209	6,904
Sub-total	304,395	61.3	296,820	61.3	7,575	283,861	60.8
Less - Accumulated depreciation	(150,423)	(30.3)	(147,614)	(30.5)	(2,809)	(146,190)	(31.3)
Total	153,972	31.0	149,206	30.8	4,766	137,671	29.5

Goodwill	40,725	8.2	40,664	8.4	61	32,100	6.9
Other non-current assets	12,445	2.5	13,000	2.7	(555)	16,232	3.5

Total assets	¥496,498	100.0%	¥484,173	100.0%	¥12,325	¥466,598	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	June 30, 2005		March 31, 2005		Inc or Dec	June 30, 2004
Current liabilities:	¥	%	¥	%	¥	¥	%
Short-term borrowings	32,504		28,478		4,026	40,038
Current portion of long-term debt	9,369		8,493		876	2,630
Trade notes and accounts payable	98,300		95,076		3,224	97,864
Other current liabilities	26,251		28,280		(2,029)	25,497
Total	166,424	33.5	160,327	33.1	6,097	166,029	35.6

Long-term liabilities:
Long-term debt	35,394		37,833		(2,439)	45,305
Accrued pension and severance costs	10,125		11,128		(1,003)	27,824
Other long-term liabilities	13,377		12,338		1,039	6,997
Total	58,896	11.9	61,299	12.7	(2,403)	80,126	17.2

Total liabilities	225,320	45.4	221,626	45.8	3,694	246,155	52.8
Minority interest in consolidated subsidiaries	55,653	11.2	55,507	11.4	146	48,275	10.3

Shareholders’ equity:
Common stock	61,720	12.4	61,180	12.6	540	55,764	12.0
Additional paid-in capital	64,339	13.0	63,799	13.2	540	58,423	12.5
Retained earnings	95,967	19.3	88,954	18.4	7,013	65,420	14.0
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(8,936)		(9,466)		530	(10,446)
Unrealized gains on securities	2,647		2,777		(130)	3,173
Minimum pension liability adjustment	(56)		(56)		-	(32)
Total comprehensive income (loss)	(6,345)	(1.3)	(6,745)	(1.4)	400	(7,305)	(1.6)
Treasury stock, at cost	(156)	(0.0)	(148)	(0.0)	(8)	(134)	(0.0)
Total shareholders’ equity	215,525	43.4	207,040	42.8	8,485	172,168	36.9

Total liabilities and shareholders’ equity	¥496,498	100.0%	¥484,173	100.0%	¥12,325	¥466,598	100.0%

_________________

Consolidated statements of income

	Yen in millions
	Three months ended June 30,				Increase or		For the year ended
	2005		2004		Decrease		March 31, 2005
Net sales	¥122,499	100.0%	¥112,287	100.0%	¥10,212	9.1%	¥485,861	100.00%
Cost of products sold	94,602	77.3	86,762	77.3	7,840	9.0	370,938	76.3
Selling, general and administrative expenses	11,293	9.2	9,103	8.1	2,190	24.1	35,340	7.3
Research and development expenses	7,002	5.7	5,395	4.8	1,607	29.8	25,918	5.4
Operation expenses	112,897	92.2	101,260	90.2	11,637	11.5	432,196	89.0
Operating income	9,602	7.8	11,027	9.8	(1,425)	(12.9)	53,665	11.0

Other income (expense):
Interest and dividend income	318		163		155	95.1	929
Interest expenses	(166)		(250)		84	(33.6)	(871)
Foreign exchange gain (loss), net	2,224		1,848		376	20.3	2,377
Gain (loss) from derivative instruments, net	(24)		(86)		62	(72.1)	(175)
Gain (loss) from marketable securities, net	31		562		(531)	(94.5)	1,586
Other, net	(26)		321		(347)	-	(221)
Total	2,357	1.9	2,558	2.3	(201)	(7.9)	3,625	0.8
Income before provision for income taxes	11,959	9.7	13,585	12.1	(1,626)	(12.0)	57,290	11.8
Provision for income taxes	(2,344)	(1.9)	(2,541)	(2.3)	197	(7.8)	(12,847)	(2.7)
Income before minority interest and equity in earnings of affiliated companies	9,615	7.8	11,044	9.8	(1,429)	(12.9)	44,443	9.1
Minority interest in income (loss) of consolidated subsidiaries	817	0.6	2,512	2.2	(1,695)	(67.5)	10,954	2.2
Equity in net (income) loss of affiliated companies	4	0.0	24	0.0	(20)	(83.3)	34	0.0
Net income	¥8,794	7.2%	¥8,508	7.6%	¥286	3.4%	¥33,455	6.9%

___________________

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the period ended June 30,	For the period ended June 30,	Year ended March 31,
	2005	2004	2005
Cash flows from operating activities:
Net income	¥8,794	¥8,508	¥33,455
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,527	4,732	22,105
Loss (gain) on sales and disposal of fixed assets	8	(268)	1,479
Minority interest in income of consolidated subsidiaries	817	2,512	10,954
Equity in net income of affiliated companies	4	24	34
Foreign currency adjustments	(1,431)	(396)	(752)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(269)	(5,874)	(15,132)
Decrease (increase) in inventories	(3,763)	(3,606)	(3,254)
Increase (decrease) in notes and accounts payable	3,307	3,322	968
Increase (decrease) in accrued income taxes	(2,592)	(1,009)	2,303
Other	(610)	111	(7,827)
Net cash provided by operating activities	9,792	8,056	44,333
Cash flows from investing activities:
Additions to property, plant and equipment	(10,926)	(8,698)	(37,257)
Proceeds from sales of property, plant and equipment	255	919	2,510
Purchases of marketable securities	(2)	-	(3)
Proceeds from sales of marketable securities	63	1,112	2,739
Investments in and advances to affiliates	-	0	-
Payments for additional investments in subsidiaries	(97)	(2,249)	(12,103)
Other	1,061	(193)	(1,774)
Net cash used in investing activities	(9,646)	(9,109)	(45,888)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	3,300	(47,213)	(57,824)
Proceeds from issuance of long-term debt	-	227	2,868
Repayments of long-term debt	(562)	(968)	(4,442)
Proceeds from issuance of new shares	96	53,248	60,133
Dividends paid	(1,781)	(975)	(2,388)
Other	(941)	(458)	(841)
Net cash (used in) provided by financing activities	112	3,861	(2,494)

Effect of exchange rate changes on cash and cash equivalents	967	869	768
Net increase (decrease) in cash and cash equivalents	1,225	3,677	(3,281)
Cash and cash equivalents at beginning of period	70,111	73,392	73,392
Cash and cash equivalents at end of the first quarter	¥71,336	¥77,069	¥70,111

Scope of consolidation and application of the equity method

(1) Scope of consolidation

		As of
	June 30, 2005	March 31, 2005	June 30, 2004
Number of consolidated subsidiaries	90	89	86

Changes from March 31, 2005

Newly included in consolidation: 2
Increased in consolidation because it became an important subsidiary	2	Nidec-Read Korea Corporation Sankyo Seiki Mfg., (Europe) G.m.b.Ｈ.

Excluded from consolidation: 1
Decreased in consolidation because a subsidiary was liquidated	1	P. T. Tokyo Pigeon Indonesia

Changes from June 30, 2004

Newly included in consolidation: 6
Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased	1	Taiwan Nissin Koki Co., Ltd.
Newly established	3	Nidec Power Motor (Zhejiang) Co., Ltd. Nidec Logistics Consulting (Pinghu) Corporation Sankyo Seiki Fuzhou H.K. Co., Ltd.
Increased in consolidation because it became an important subsidiary	2	Nidec-Read Korea Corporation Sankyo Seiki Mfg., (Europe) G.m.b.Ｈ.

Excluded from consolidation: 2
Decreased in consolidation because it was merged with another consolidated subsidiary	1	Sankyo Total Service Co., Ltd.
Decreased in consolidation because a subsidiary was liquidated	1	P. T. Tokyo Pigeon Indonesia

(2) Application of equity method

		As of
	June 30, 2005	March 31, 2005	June 30, 2004
Number of affiliates accounted for by the equity method	4	4	7

Changes from March 31, 2005

Excluded from accounted for by the equity method: 0
Not applicable	-	-

Changes from June 30, 2004

Excluded from accounted for by the equity method: 3
Decreased in accounted for by the equity method because it became to consolidated subsidiary	1	Taiwan Nissin Koki Co., Ltd.
Decreased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights decreased	1	Orientec Corporation
Decreased in accounted for by the equity method because it is no importance for liquidation	1	Advance-Probe Co., Ltd.

Segment information

1) Operating Segment Information

			Yen in millions
	Three months ended June 30, 2005		Three months ended June 30, 2004		Increase or decrease
Net sales:
Nidec Corporation	¥40,361	18.0%	¥26,614	13.9%	¥13,747	51.7%
Nidec Electronics (Thailand) Co., Ltd.	16,969	7.6	11,523	6.0	5,446	47.3
Nidec (Zhejiang) Corporation	4,276	1.9	2,807	1.5	1,469	52.3
Nidec (Dalian) Limited	11,855	5.3	7,990	4.2	3,865	48.4
Nidec Singapore Pte. Ltd.	14,725	6.6	9,274	4.8	5,451	58.8
Nidec (H.K.) Co., Ltd.	5,905	2.6	4,072	2.1	1,833	45.0
Nidec Philippines Corporation	6,610	2.9	4,514	2.4	2,096	46.4
Sankyo Seiki Mfg. Co., Ltd.	20,234	9.0	20,449	10.7	(215)	(1.1)
Nidec Copal Corporation	11,317	5.0	16,603	8.7	(5,286)	(31.8)
Nidec Tosok Corporation	5,405	2.4	5,790	3.0	(385)	(6.6)
Nidec Copal Electronics Corporation	5,632	2.5	5,210	2.7	422	8.1
Nidec Shibaura Corporation	4,567	2.0	6,657	3.5	(2,090)	(31.4)
Nidec-Shimpo Corporation	2,768	1.2	2,990	1.6	(222)	(7.4)
Nissin Kohki Co., Ltd.	3,290	1.5	3,233	1.7	57	1.8
All others	70,699	31.5	63,407	33.2	7,292	11.5
Sub-total	224,613	100.0	191,133	100.0	33,480	17.5
Adjustments and eliminations	(102,114)	-	(78,846)	-	(23,268)	-
Consolidated total	¥122,499	-	¥112,287	-	¥10,212	9.1%

			Yen in millions
	Three months ended June 30, 2004		Three months ended June 30, 2003		Increase or decrease
Operating income:
Nidec Corporation	¥1,921	18.0%	¥(214)	(2.1)%	¥2,135	-%
Nidec Electronics (Thailand) Co., Ltd.	2,082	19.5	1,840	18.3	242	13.2
Nidec (Zhejiang) Corporation	32	0.3	5	0.0	27	540.0
Nidec (Dalian) Limited	845	7.9	635	6.3	210	33.1
Nidec Singapore Pte. Ltd.	216	2.0	669	6.7	(453)	(67.7)
Nidec (H.K.) Co., Ltd.	90	0.8	122	1.2	(32)	(26.2)
Nidec Philippines Corporation	39	0.4	(140)	(1.4)	179	-
Sankyo Seiki Mfg. Co., Ltd.	1,648	15.4	909	9.0	739	81.3
Nidec Copal Corporation	212	2.0	692	6.9	(480)	(69.4)
Nidec Tosok Corporation	(254)	(2.4)	172	1.7	(426)	-
Nidec Copal Electronics Corporation	905	8.5	799	7.9	106	13.3
Nidec Shibaura Corporation	(8)	(0.1)	488	4.9	(496)	-
Nidec-Shimpo Corporation	86	0.8	250	2.5	(164)	(65.6)
Nissin Kohki Co., Ltd.	194	1.9	186	1.9	8	4.3
All others	2,664	25.0	3,641	36.2	(977)	(26.8)
Sub-total	10,672	100.0	10,054	100.0	618	6.1
Adjustments and eliminations	(1,070)	-	973	-	(2,043)	-
Consolidated total	¥9,602	-	¥11,027	-	¥(1,425)	(12.9)

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Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

SUPPORT DOCUMENTATION (Three months ended June 30, 2005)

(1) Business Segment Information

	Japanese yen (Millions)
	Three months ended June 30, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥62,745	¥9,420	¥16,002	¥28,806	¥5,526	¥122,499	¥(-)	¥122,499
Intersegment	59	21	3,519	168	812	4,579	(4,579)	-
Total	62,804	9,441	19,521	28,974	6,338	127,078	(4,579)	122,499
Operating expenses	55,318	10,042	17,960	27,379	5,840	116,539	(3,642)	112,897
Operating income	¥7,486	¥(601)	¥1,561	¥1,595	¥498	¥10,539	¥(937)	¥9,602

	Japanese yen (Millions)
	Three months ended June 30, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥48,414	¥9,794	¥17,253	¥31,613	¥5,213	¥112,287	¥(-)	¥112,287
Intersegment	7	22	2,730	55	763	3,577	(3,577)	-
Total	48,421	9,816	19,983	31,668	5,976	115,864	(3,577)	112,287
Operating expenses	43,303	8,962	17,651	28,438	5,480	103,834	(2,574)	101,260
Operating income	¥5,118	¥854	¥2,332	¥3,230	¥496	¥12,030	¥(1,003)	¥11,027

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment

			Yen in millions
	Three months ended June 30, 2005		Three months ended June 30, 2004		Increase or decrease
Japan	¥68,543	56.0%	¥70,695	63.0%	¥(2,152)	(3.0)%
America	1,998	1.6	2,182	1.9	(184)	(8.4)
Singapore	17,262	14.1	12,829	11.4	4,433	34.6
Thailand	11,909	9.7	8,690	7.7	3,219	37.0
Philippines	1,694	1.4	1,186	1.1	508	42.8
China	6,560	5.4	5,292	4.7	1,268	24.0
Other	14,533	11.8	11,413	10.2	3,120	27.3
Total	¥122,499	100.0%	¥112,287	100.0%	¥10,212	9.1%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region

			Yen in millions
	Three months ended June 30, 2005		Three months ended June 30, 2004		Increase or decrease
North America	¥4,722	3.8%	¥4,514	4.0%	¥208	4.6%
Asia	74,842	61.1	57,136	50.9	17,706	31.0
Other	4,643	3.8	5,091	4.5	(448)	(8.8)
Overseas sales total	84,207	68.7	66,741	59.4	17,466	26.2
Japan	38,292	31.3	45,546	40.6	(7,254)	(15.9)
Consolidated total	¥122,499	100.0%	¥112,287	100.0%	¥10,212	9.1%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.